United States securities and exchange commission logo





                             August 4, 2023

       Kimball Carr
       Chief Executive Officer
       Inspire Veterinary Partners, Inc.
       780 Lynnhaven Parkway
       Suite 400
       Virginia Beach, VA 23452

                                                        Re: Inspire Veterinary
Partners, Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed August 2,
2023
                                                            File No. 333-271198

       Dear Kimball Carr:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 31, 2023 letter.

       Amendment No. 5 to Registration Statement on Form S-1

       General

   1. We note that your free writing prospectus, filed July 27, 2023, includes a 2023-24 forecast of, among other things,
target 2023 revenue and earnings. Please tell us how this
                                                        information is
consistent with the requirements of Rule 433(c). We note that your prospectus does not
appear to contain 2023 projections and the basis for your revenue and earnings projections is
unclear absent compliance with Item 10(b) of Regulation S-K.
 Kimball Carr
FirstName   LastNameKimball    Carr
Inspire Veterinary Partners, Inc.
Comapany
August      NameInspire Veterinary Partners, Inc.
        4, 2023
August
Page  2 4, 2023 Page 2
FirstName LastName
       You may contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Katherine Bagley at 202-551-2545 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:      Joe Laxague, Esq.